Mail Stop 3-8

      							 June 15, 2005



By Facsimile and U.S. Mail

Dr. Lionel L. Reilly
President and Chief Executive Officer
Professional Veterinary Products, LTD.
10077 South 134th Street
Omaha, NE 68138

      Re:    Form 10-K for the Year Ended
      	July 31, 2004
                Filed October 29, 2004
      	File No.  0-26326

Dear Dr. Reilly:

	We have reviewed your response dated May 26, 2005 to our comment letter dated May 12, 2005 and have the following additional comment.
Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Balance Sheets, page F-2
1. We note your response to comment 1 in our letter dated May 12, 2005. We believe your shareholder`s right to demand you to repurchase shares within ninety days of receiving written notice represents a
conditional obligation contingent upon the receipt of notice.   On
the date you receive a shareholder`s written request for redemption the condition is resolved and that common share or shares will become mandatorily redeemable securities. See paragraph A9. of SFAS No. 150.

Please revise your consolidated balance sheet as of July 31, 2004 to reclassify common shares that possess the right to demand you to repurchase shares within ninety days of receiving written notice outside of permanent equity in accordance with Rule 5-02.28 of Regulation S-X and reevaluate the classification each reporting period to determine if the shares have become mandatorily redeemable.
Please refer paragraph 18 of APB. No. 9 and the disclosure requirements in paragraph 37 of APB No. 20.

	Please send us your response to our comment within 10 business days from the date of this letter or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment. Your supplemental response letter should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101(a) of Regulation S-T.

		If you have any questions regarding our comment, please direct them to Brian V. McAllister at (202) 551-3341 or, Donna Di Silvio at (202) 551-3202, or in her absence to the undersigned at
(202) 551-3841 if you have any questions regarding our comment on the financial statements.

									Sincerely,



									Michael Moran
									Accounting Branch
Chief
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Dr. Lionel L. Reilly
Professional Veterinary Products Ltd.
June 15, 2005
Page 1